1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 30, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/05/30:	Election of Chairman

99.02	Announcement on 2022/05/30:	Appointment of the President

99.03	Announcement on 2022/05/30:	The board of directors appointed the chairman as CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Election of Chairman

Date of events: 2022/05/30

Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2022/05/30

2.	Position (Please enter chairperson or president/general manager): chairperson

3.	Name of the previous position holder: Chi-Mau Sheih

4.	Resume of the previous position holder:

Chairman of Chunghwa Telecom Co., Ltd.

Master’s degree in Business Administration from National Taiwan University

5.	Name of the new position holder: Chi-Mau Sheih

6.	Resume of the new position holder:

Chairman of Chunghwa Telecom Co., Ltd.

Master’s degree in Business Administration from National Taiwan University

7.	Circumstances of change (Please enter "resignation", "dismissal", "term expired" , "job relocation", "severance", "retirement", "death" or "new appointment"): term expired

8.	Reason for the change: Elected by the 10th term of board.

9.	Effective date of the new appointment: 2022/05/30

10.	Any other matters that need to be specified: None

EXHIBIT 99.02

Appointment of the President

Date of events: 2022/05/30

Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2022/05/30

2.	Position (Please enter chairperson or president/general manager): president

3.	Name of the previous position holder: Shui-Yi Kuo

4.	Resume of the previous position holder:

President of Chunghwa Telecom Co., Ltd.

Master’s degree in Accounting from National Chengchi University

5.	Name of the new position holder: Shui-Yi Kuo

6.	Resume of the new position holder:

President of Chunghwa Telecom Co., Ltd.

Master’s degree in Accounting from National Chengchi University

7.	Circumstances of change (Please enter "resignation", "dismissal", "term expired" , "job relocation", "severance", "retirement", "death" or "new appointment"): term expired

8.	Reason for the change: Resolution of the 10th term of board.

9.	Effective date of the new appointment: 2022/05/30

10.	Any other matters that need to be specified: None

EXHIBIT 99.03

The board of directors appointed the chairman as CEO

Date of events: 2022/05/30

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel

2.	Date of occurrence of the change: 2022/05/30

3.	Name, title, and resume of the previous position holder:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master’s degree in Business Administration from National Taiwan University.

4.	Name, title, and resume of the new position holder:

Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom Co., Ltd., Master’s degree in Business Administration from National Taiwan University.

5.	Type of the change (please enter: "resignation", "position adjustment", "dismissal", "retirement", "death" or "new replacement"): new replacement

6.	Reason for the change: Resolution of the 10th term of board

7.	Effective date: 2022/05/30

8.	Any other matters that need to be specified: None